UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  September 18, 2003

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated September 18, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

September 18, 2003

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 12, 2003
September 18, 2003

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN

OTC BB SYMBOL: JPNJF

J-PACIFIC ARRANGES FINANCING WITH TOP-GOLD FUND

The Board of Directors of J-Pacific Gold Inc. (the "Company") is pleased to announce that the Company has concluded negotiations with Top-Gold AG mkV Fund of Liechtenstein for a private placement of 2,500,000 Units of the Company at a price of $0.40 per Unit for total proceeds of $1,000,000. Each Unit consists of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.60 per share for a period of 24 months after the closing of the private placement. The Company will issue warrants as a finders fee, exercisable for a total amount of 150,000 common shares of the Company at an exercise price of $0.60 per common share for a period of 24 months after the closing of the private placement. All securities issued will be subject to a four-month hold period. Proceeds from the financing will be applied to working capital and to advancing the Company's exploration projects.

The private placement is subject to regulatory approval.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Mr. Nick Ferris -Telephone 1-888-236-5200.